FORM U.S. SECURITIES AND EXCHANGE COMMISSION 4 Washington, D.C. 20549 OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB
Number:3235-0287 Expires:April 30, 1997 Filed pursuant to Section 16(a) of the Securities
Exchange Estimated average burdenhours per response0.5
 Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1990

? Check this box if no longer subject to Section 16.
 Form 4 or Form 5 obligations may
Continue. See Instructions 1(b)

1. Name and Address of 2. Issuer Name and Ticker or Trading Symbol6. Relationship of
Reporting Reporting Person Orbit International Corp.
 (Nasdaq: "ORBT")Person to Issuer
(Check all applicable) X Director Molloy 10% Owner John
Officer (give Other (specify title
below) below)

(Last) 3. IRS 4. Statement for 7. Individual or Joint/Group
Filing (Check applicable line) (First)
Number of Month/Year X Form filed by (Middle) Reporting
 Person (Voluntary)June 2002one
Reporting Person 1815 Parliament Road Form filed by
 more than one Reporting Person
(Street) 5. If Amendment, Date of Original (Month/Year)
Leucadia California 92024 (City)
(State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. Trans- action Date (Month/ Day/ Year)
3. Transaction Code4. Securities
5. Amount of Securities Beneficially Owned at End of
6. Owner- ship Form: Direct 7. Nature
(Instr. 3) (Instr. 8)Acquired Month (D) or of Indirect Beneficial
Owner- (A) or Disposed of
(D)(Instr. 3, 4 and 5) Indirect (I) ship (Instr. 3 (Instr. 4) (Instr. 4) and 4)

Code (1) V Amount(A) or(D) (1) Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title of 2. 3. Trans-action4. Transac-tion5. 6. Date
7. Title and 8. Priceof9. Numberof
DerivativeSecuritiesBeneficiallyOwned10. Owner-ship
Derivative Security Conversion
orExercisePrice ofDerivativeSecurityDateCodeNumber ofExercisable andExpiration Date(Month/Day/Amount of at End Form 11. Na-tureof
In-directBene-ficialOwn-ership (Instr.
3) (Month/ Day/(Instr.8) Year) Derivative Securityof of(Instr. Year) Derivative SecuritiesAcquired Underlying Securities (Instr. (Instr. 5)
Month DerivativeSecurity: 4) (A) or 3
and 4) Direct (D) or (1) Disposed (Instr. 4) of (D) Indirect (I)
 Instr. (Instr. 4) 3, 4, and 5)

Date Exer-Expira-tion Title cisable Date Amount or Number ofShares

CodeV (A) (D) Options to Purchase CommonStock, par value $.10
 $4.70June 28, 2002 A V
(A)June 28, 2003June 28, 2012Common 333 3,997 (D) Stock
Explanation of Responses: (1) In June 2002, John Molloy was
 granted options to purchase 333
shares of Common Stock of the Issuer pursuant to the Issuer's
 1995 Employee Stock Option
Plan. ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). /s/ John Molloy July 9, 2002 Signature Date Note:
File three copies of this Form, one of which must be
 manually signed. If space provided is
insufficient, see Instruction 6 for procedure.
S:\dlb\Orbit Int. Corp\Form 4\Form 4(June) -
Sunshine - sale of 26,000 5-02.rtf